Mail Stop 0510


      April 29, 2005

via U.S. mail and facsimile

Mr. Ronald G. Lee
Chief Executive Officer and Chief Financial Officer
Lee Pharmaceuticals
1444 Santa Anita Avenue
South El Monte, California 91733

	RE: Form 10-KSB for the fiscal year ended September 30, 2004
                   Form 10-QSB for the quarter ended December 31,
2004
                    File No. 1-7335

Dear Mr. Lee:

		We have reviewed your response letter dated April 21,
2005
and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR YEAR ENDED SEPTEMBER 30, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.




Financial Statements

Note 4 - Intangible Assets, page 21

2. We have reviewed your response to comment 3. Based on your response that you will begin to amortize product line intangibles over 10 to 15 years that were previously determined to have indefinite lives, please quantify for us the annual impact of this change in accounting in 2004 and 2003. Please tell us why you believe that the revised accounting apparently represents a change in estimate as opposed to a correction of an error that would require
restatement of your financial statements.   Please refer to APB
20,
SFAS 16 and SAB Topic 1:M for guidance.

Note 13 - Commitments and Contingencies, page 25

3. Please supplementally tell us why there has no change in your environmental cleanup liability of $374,000 relating to the Casmalia disposal site since 1999. Please also tell us the basis for your conclusion that the estimated environmental obligation has been reduced to $245,000 from $374,000 and the date that you reached this conclusion. Please also tell us what factors you are considering in determining whether to accept the Environmental Protection Agency`s request for only $113,000 of this amount and the date that you received this request. Please also tell us when you expect to respond to the Environmental Protection Agency`s request.

4. Please supplementally tell us the present status of the environmental liabilities classified as short-term of $366,000 and when you expect to settle these obligations.


FORM 10-QSB FOR PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your interim filing

5. Please address the comments above in your interim filings as well.




*    *    *    *




		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Nathan Cheney, Assistant Chief Accountant, at
(202)
942-1804 or, to the undersigned, at (202) 942-1774.

							Sincerely,




							Rufus Decker
							Accounting Branch Chief


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Mr. Ronald G. Lee
April 29, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE